Press Release

North America's Railroad

CN reports Q2-2017 net income of C$1,031 million,
or C$1.36 per diluted share

Continued strong volume growth leads to record revenues and 21 per cent increase in adjusted diluted earnings per share (EPS) (1)

MONTREAL, July 25, 2017 — CN (TSX: CNR) (NYSE: CNI) today reported its financial and operating results for the second quarter and six-month period ended June 30, 2017.

Second-quarter 2017 financial highlights
•	Net income increased 20 per cent to C$1,031 million, while diluted EPS increased 24 per cent to C$1.36, compared with the second quarter of 2016.
•	Adjusted net income increased 17 per cent to C$1,013 million, with adjusted diluted EPS increasing 21 per cent to C$1.34. (1)
•	Operating income increased 16 per cent to C$1,495 million.
•	Revenues increased by 17 per cent to a quarterly record of C$3,329 million. Carloadings increased 14 per cent, and revenue ton-miles increased 18 per cent.
•	Operating expenses increased 18 per cent to C$1,834 million.
•	Operating ratio of 55.1 per cent, an increase of 0.6 points over the prior-year quarter.
•	Free cash flow (1) for second-quarter 2017 was C$811 million, up from C$585 million for the year-earlier quarter.

Luc Jobin, president and chief executive officer, said: "Once again, CN delivered solid quarterly performance with strong volume growth across most commodity groups, building on the momentum started in the fourth quarter of 2016. Our team of railroaders remained focused on balancing operational and service excellence while efficiently adjusting to the growing demand.

"The North American economic outlook continues to be positive, and we remain committed to delivering on our 2017 financial outlook. However, volume comparisons in the second half of the year will be more challenging, and the strengthening of the Canadian dollar will constitute a headwind."

Reaffirmed 2017 financial outlook (2)
CN aims to deliver 2017 adjusted diluted EPS in the range of C$4.95 to C$5.10 compared to last year's adjusted diluted EPS (1) of C$4.59.

Foreign currency impact on results
Although CN reports its earnings in Canadian dollars, a large portion of its revenues and expenses is denominated in U.S. dollars. The fluctuation of the Canadian dollar relative to the U.S. dollar affects the conversion of the Company's U.S.-dollar-denominated revenues and expenses. On a constant currency basis, (1) CN's net income for the second quarter of 2017 would have been lower by C$28 million, or C$0.04 per diluted share.

1 CN | 2017 Quarterly Review – Second Quarter

Press Release

Second-quarter 2017 revenues, traffic volumes and expenses
Revenues for the second quarter of 2017 were C$3,329 million, an increase of 17 per cent, when compared to the same period in 2016. Revenues increased for metals and minerals (33 per cent), coal (33 per cent), grain and fertilizers (23 per cent), automotive (20 per cent), intermodal (17 per cent), petroleum and chemicals (12 per cent), and forest products (six per cent).

The increase in revenues was mainly attributable to higher volumes across several sectors, such as Canadian grain and fertilizers, overseas intermodal traffic, frac sand, coal and petroleum coke exports, crude oil, and finished vehicles. Also contributing to increased revenues were higher applicable fuel surcharge rates, freight rate increases, and the positive translation impact of a weaker Canadian dollar.

Carloadings for the quarter increased by 14 per cent to 1.4 million.

Revenue ton-miles (RTMs), measuring the relative weight and distance of rail freight transported by CN, increased by 18 per cent from the year-earlier quarter. Rail freight revenue per RTM decreased by 1 per cent over the year-earlier period, mainly driven by an increase in the average length of haul; partly offset by higher applicable fuel surcharge rates, freight rate increases, and the positive translation impact of a weaker Canadian dollar.

Operating expenses for the second quarter increased by 18 per cent to C$1,834 million, mainly due to higher fuel costs, increased purchased services and material costs, and higher labor and fringe benefits expense resulting from increased volumes, as well as increased casualty and other expense, and the negative translation impact of a weaker Canadian dollar.

(1) Non-GAAP Measures
CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). CN also uses non-GAAP measures in this news release that do not have any standardized meaning prescribed by GAAP, including adjusted performance measures, constant currency, and free cash flow. These non-GAAP measures may not be comparable to similar measures presented by other companies. For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the attached supplementary schedule, Non-GAAP Measures.

CN's full-year adjusted EPS outlook (2) excludes the expected impact of certain income and expense items, as well as those items noted in the reconciliation tables provided in the attached supplementary schedule, Non-GAAP Measures. However, management cannot individually quantify on a forward-looking basis the impact of these items on its EPS because these items, which could be significant, are difficult to predict and may be highly variable. As a result, CN does not provide a corresponding GAAP measure for, or reconciliation to, its adjusted EPS outlook.

(2) Forward-Looking Statements
Certain statements included in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. By their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes," "expects," "anticipates," "assumes," "outlook," "plans," "targets," or other similar words.

2017 key assumptions
CN has made a number of economic and market assumptions in preparing its 2017 outlook. The Company assumes that North American industrial production for the year will increase by approximately two per cent, and assumes U.S. housing starts in the range of 1.25 million units. The Company now assumes U.S. motor vehicle sales of approximately 17 million units (compared to its April 24, 2017 assumption of approximately 17.5 million units.) For the 2016/2017 crop year, the grain crops in both the United States and Canada were above their respective five-year averages. The Company assumes that the 2017/2018 grain crops in both Canada and the United States will be in line with their respective five-year averages. With these assumptions, CN assumes total RTMs in 2017 will increase by approximately 10 per cent versus 2016. CN expects continued pricing improvement above inflation. CN now assumes that in 2017 the value of the Canadian dollar in U.S. currency will be in the range of $0.75 to $0.80 (compared to its April 24, 2017 assumption in the range of $0.75), and that the average price of crude oil (West Texas Intermediate) will be in the range of US$40 to US$50 per barrel (compared to its April 24, 2017 assumption in the range of US$50 to US$60 per barrel.) In 2017, CN plans to invest approximately C$2.6 billion in its capital program, of which C$1.6 billion is targeted toward track infrastructure.

2 CN | 2017 Quarterly Review – Second Quarter

Press Release

Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company to be materially different from the outlook or any future results or performance implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology; trade restrictions; transportation of hazardous materials; various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to Management's Discussion and Analysis (MD&A) in CN's annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN's website, for a description of major risk factors.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

This earnings news release, as well as additional information, including the Financial Statements, Notes thereto and MD&A, is contained in CN's Quarterly Review available on the Company's website at www.cn.ca/financial-results and on SEDAR at www.sedar.com as well as on EDGAR at www.sec.gov.

CN is a true backbone of the economy whose team of approximately 23,000 railroaders transports more than C$250 billion worth of goods annually for a wide range of business sectors, ranging from resource products to manufactured products to consumer goods, across a rail network of approximately 20,000 route-miles spanning Canada and mid-America. CN – Canadian National Railway Company, along with its operating railway subsidiaries – serves the cities and ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the metropolitan areas of Toronto, Edmonton, Winnipeg, Calgary, Chicago, Memphis, Detroit, Duluth, Minn./Superior, Wis., and Jackson, Miss., with connections to all points in North America. For more information about CN, visit the Company's website at www.cn.ca.

Contacts:
Media	Investment Community
Patrick Waldron	Paul Butcher
Senior Manager	Vice-President
Media Relations	Investor Relations
(514) 399-8803	(514) 399-0052
3 CN | 2017 Quarterly Review – Second Quarter

Selected Railroad Statistics – unaudited

	Three months ended June 30		Six months ended June 30
	2017	2016	2017	2016

Financial measures
Key financial performance indicators (1)
Total revenues ($ millions)	3,329	2,842	6,535	5,806
Rail freight revenues ($ millions)	3,111	2,646	6,186	5,491
Operating income ($ millions)	1,495	1,293	2,798	2,510
Net income ($ millions)	1,031	858	1,915	1,650
Diluted earnings per share ($)	1.36	1.10	2.51	2.10
Adjusted diluted earnings per share ($) (2)	1.34	1.11	2.48	2.11
Free cash flow ($ millions) (2)	811	585	1,659	1,169
Gross property additions ($ millions)	675	670	1,071	1,139
Share repurchases ($ millions)	521	533	1,012	1,053
Dividends per share ($)	0.4125	0.3750	0.8250	0.7500

Financial position (1)
Total assets ($ millions)	37,245	36,094	37,245	36,094
Total liabilities ($ millions)	22,194	21,281	22,194	21,281
Shareholders' equity ($ millions)	15,051	14,813	15,051	14,813

Financial ratio
Operating ratio (%)	55.1	54.5	57.2	56.8

Operational measures (3)
Statistical operating data
Gross ton miles (GTMs) (millions)	117,195	99,999	233,430	203,467
Revenue ton miles (RTMs) (millions)	58,789	49,717	118,565	101,973
Carloads (thousands)	1,424	1,249	2,792	2,504
Route miles (includes Canada and the U.S.)	19,500	19,600	19,500	19,600
Employees (end of period)	23,089	22,162	23,089	22,162
Employees (average for the period)	22,858	22,230	22,627	22,462

Key operating measures
Rail freight revenue per RTM (cents)	5.29	5.32	5.22	5.38
Rail freight revenue per carload ($)	2,185	2,118	2,216	2,193
GTMs per average number of employees (thousands)	5,127	4,498	10,316	9,058
Operating expenses per GTM (cents)	1.56	1.55	1.60	1.62
Labor and fringe benefits expense per GTM (cents)	0.45	0.47	0.47	0.52
Diesel fuel consumed (US gallons in millions)	108.6	93.6	221.5	197.3
Average fuel price ($/US gallon)	2.65	2.30	2.71	2.18
GTMs per US gallon of fuel consumed	1,079	1,068	1,054	1,031
Terminal dwell (hours)	14.6	13.6	15.0	14.0
Train velocity (miles per hour)	26.1	27.6	25.9	27.5

Safety indicators (4)
Injury frequency rate (per 200,000 person hours)	1.54	1.48	1.71	1.57
Accident rate (per million train miles)	1.61	1.57	1.58	1.33

(1)	Amounts expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles (GAAP), unless otherwise noted.
(2)	See supplementary schedule entitled Non-GAAP Measures for an explanation of these non-GAAP measures.
(3)
Statistical operating data, key operating measures and safety indicators are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available. Definitions of these indicators are provided on CN's website, www.cn.ca/glossary.

(4)	Based on Federal Railroad Administration (FRA) reporting criteria.

4 CN | 2017 Quarterly Review – Second Quarter

Supplementary Information – unaudited

	Three months ended June 30				Six months ended June 30

	2017	2016	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (1)	2017	2016	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (1)

Revenues ($ millions) (2)
Petroleum and chemicals	549	492	12%	8%	1,133	1,070	6%	6%
Metals and minerals	389	292	33%	29%	750	602	25%	24%
Forest products	464	439	6%	2%	911	901	1%	1%
Coal	126	95	33%	29%	255	188	36%	36%
Grain and fertilizers	530	432	23%	20%	1,137	954	19%	19%
Intermodal	815	697	17%	15%	1,557	1,390	12%	12%
Automotive	238	199	20%	16%	443	386	15%	15%
Total rail freight revenues	3,111	2,646	18%	15%	6,186	5,491	13%	13%
Other revenues	218	196	11%	8%	349	315	11%	10%
Total revenues	3,329	2,842	17%	14%	6,535	5,806	13%	12%

Revenue ton miles (RTMs) (millions) (3)
Petroleum and chemicals	11,027	9,575	15%	15%	22,855	20,881	9%	9%
Metals and minerals	6,887	4,751	45%	45%	13,330	9,454	41%	41%
Forest products	7,789	7,807	-	-	15,479	15,736	(2%)	(2%)
Coal	3,355	2,686	25%	25%	6,957	4,934	41%	41%
Grain and fertilizers	13,415	10,353	30%	30%	28,902	22,883	26%	26%
Intermodal	15,109	13,519	12%	12%	28,813	26,182	10%	10%
Automotive	1,207	1,026	18%	18%	2,229	1,903	17%	17%
Total RTMs	58,789	49,717	18%	18%	118,565	101,973	16%	16%

Rail freight revenue / RTM (cents) (2) (3)
Petroleum and chemicals	4.98	5.14	(3%)	(6%)	4.96	5.12	(3%)	(3%)
Metals and minerals	5.65	6.15	(8%)	(11%)	5.63	6.37	(12%)	(12%)
Forest products	5.96	5.62	6%	2%	5.89	5.73	3%	2%
Coal	3.76	3.54	6%	4%	3.67	3.81	(4%)	(4%)
Grain and fertilizers	3.95	4.17	(5%)	(7%)	3.93	4.17	(6%)	(6%)
Intermodal	5.39	5.16	4%	3%	5.40	5.31	2%	2%
Automotive	19.72	19.40	2%	(1%)	19.87	20.28	(2%)	(2%)
Total rail freight revenue / RTM	5.29	5.32	(1%)	(3%)	5.22	5.38	(3%)	(3%)

Carloads (thousands) (3)
Petroleum and chemicals	149	141	6%	6%	306	294	4%	4%
Metals and minerals	245	186	32%	32%	477	364	31%	31%
Forest products	108	110	(2%)	(2%)	215	223	(4%)	(4%)
Coal	71	73	(3%)	(3%)	144	152	(5%)	(5%)
Grain and fertilizers	149	129	16%	16%	313	275	14%	14%
Intermodal	628	542	16%	16%	1,196	1,065	12%	12%
Automotive	74	68	9%	9%	141	131	8%	8%
Total carloads	1,424	1,249	14%	14%	2,792	2,504	12%	12%

Rail freight revenue / carload ($) (2) (3)
Petroleum and chemicals	3,685	3,489	6%	2%	3,703	3,639	2%	2%
Metals and minerals	1,588	1,570	1%	(2%)	1,572	1,654	(5%)	(5%)
Forest products	4,296	3,991	8%	4%	4,237	4,040	5%	5%
Coal	1,775	1,301	36%	33%	1,771	1,237	43%	43%
Grain and fertilizers	3,557	3,349	6%	4%	3,633	3,469	5%	5%
Intermodal	1,298	1,286	1%	(1%)	1,302	1,305	-	-
Automotive	3,216	2,926	10%	7%	3,142	2,947	7%	6%
Total rail freight revenue / carload	2,185	2,118	3%	1%	2,216	2,193	1%	1%

(1)	See supplementary schedule entitled Non-GAAP Measures for an explanation of this non-GAAP measure.
(2)	Amounts expressed in Canadian dollars.
(3)	Statistical operating data and related key operating measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

5 CN | 2017 Quarterly Review – Second Quarter

Non-GAAP Measures – unaudited

In this supplementary schedule, the word "Company" or "CN" means Canadian National Railway Company and, as the context requires, its wholly-owned subsidiaries. Financial information included in this schedule is expressed in Canadian dollars, unless otherwise noted.
CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). The Company also uses non-GAAP measures that do not have any standardized meaning prescribed by GAAP, including adjusted performance measures, constant currency, free cash flow, and adjusted debt-to-adjusted EBITDA multiple. These non-GAAP measures may not be comparable to similar measures presented by other companies. From management's perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company's results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP.

Adjusted performance measure

Management believes that adjusted net income and adjusted earnings per share are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of CN's normal day-to-day operations and could distort the analysis of trends in business performance. Management uses these measures, which exclude certain income and expense items in its results that management believes are not reflective of CN's underlying business operations, to set performance goals and as a means to measure CN's performance. The exclusion of items in adjusted net income and adjusted earnings per share does not, however, imply that these items are necessarily non-recurring. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
For the three and six months ended June 30, 2017, the Company reported adjusted net income of $1,013 million, or $1.34 per diluted share, and $1,892 million, or $2.48 per diluted share, respectively. The adjusted figures for the three months ended June 30, 2017 exclude a deferred income tax recovery of $18 million ($0.02 per diluted share), resulting from the enactment of a lower provincial corporate income tax rate. The adjusted figures for the six months ended June 30, 2017 exclude a deferred income tax recovery of $18 million ($0.02 per diluted share) in the second quarter and $5 million ($0.01 per diluted share) in the first quarter, resulting from the enactment of lower provincial corporate income tax rates.
For the three and six months ended June 30, 2016, the Company reported adjusted net income of $865 million, or $1.11 per diluted share, and $1,657 million, or $2.11 per diluted share, respectively, which exclude a deferred income tax expense of $7 million ($0.01 per diluted share) in the second quarter, resulting from the enactment of a higher provincial corporate income tax rate.
The following table provides a reconciliation of net income and earnings per share, as reported for the three and six months ended June 30, 2017 and 2016, to the adjusted performance measures presented herein:

	Three months ended June 30		Six months ended June 30
In millions, except per share data	2017	2016	2017	2016
Net income as reported	$1,031	$858	$1,915	$1,650
Adjustment: Income tax expense (recovery)	(18)	7	(23)	7
Adjusted net income	$1,013	$865	$1,892	$1,657
Basic earnings per share as reported	$1.36	$1.10	$2.52	$2.11
Impact of adjustments, per share	(0.02)	0.01	(0.03)	0.01
Adjusted basic earnings per share	$1.34	$1.11	$2.49	$2.12
Diluted earnings per share as reported	$1.36	$1.10	$2.51	$2.10
Impact of adjustments, per share	(0.02)	0.01	(0.03)	0.01
Adjusted diluted earnings per share	$1.34	$1.11	$2.48	$2.11

6 CN | 2017 Quarterly Review – Second Quarter

Non-GAAP Measures – unaudited

Constant currency

Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rates of the comparable period in the prior year. The average foreign exchange rates were $1.35 and $1.33 per US$1.00, respectively, for the three and six months ended June 30, 2017, and $1.29 and $1.33 per US$1.00, respectively, for the three and six months ended June 30, 2016.
On a constant currency basis, the Company's net income for the three and six months ended June 30, 2017 would have been lower by $28 million ($0.04 per diluted share) and $6 million ($0.01 per diluted share), respectively.

Free cash flow

Management believes that free cash flow is a useful measure of liquidity as it demonstrates the Company's ability to generate cash for debt obligations and for discretionary uses such as payment of dividends, share repurchases, and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities; adjusted for the impact of major acquisitions, if any. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of net cash provided by operating activities as reported for the three and six months ended June 30, 2017 and 2016, to free cash flow:

	Three months ended June 30		Six months ended June 30
In millions	2017	2016	2017	2016
Net cash provided by operating activities	$1,505	$1,271	$2,761	$2,336
Net cash used in investing activities (1)	(694)	(686)	(1,102)	(1,167)
Free cash flow	$811	$585	$1,659	$1,169

(1)
As a result of the retrospective adoption of Accounting Standards Update 2016-18 in the first quarter of 2017, changes in restricted cash and cash equivalents are no longer classified as investing activities within the Consolidated Statements of Cash Flows and are no longer included as an adjustment in the Company's definition of free cash flow. There is no impact to free cash flow resulting from this reclassification.

7 CN | 2017 Quarterly Review – Second Quarter

Non-GAAP Measures – unaudited

Adjusted debt-to-adjusted EBITDA multiple

Management believes that the adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) multiple is a useful credit measure because it reflects the Company's ability to service its debt and other long term obligations. The Company calculates the adjusted debt-to-adjusted EBITDA multiple as adjusted debt divided by adjusted EBITDA. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of debt and net income to the adjusted measures presented below, which have been used to calculate the adjusted debt-to-adjusted EBITDA multiple:

In millions, unless otherwise indicated	As at and for the twelve months ended June 30,	2017	2016
Debt		$10,557	$10,322
Adjustment: Present value of operating lease commitments (1)		488	561
Adjusted debt		$11,045	$10,883

Net income		$3,905	$3,598
Interest expense		486	469
Income tax expense		1,303	1,315
Depreciation and amortization		1,271	1,180
EBITDA		6,965	6,562
Adjustments:
Other income		(94)	(31)
Deemed interest on operating leases		22	27
Adjusted EBITDA		$6,893	$6,558
Adjusted debt-to-adjusted EBITDA multiple (times)		1.60	1.66

(1)	The operating lease commitments have been discounted using the Company's implicit interest rate for each of the periods presented.

8 CN | 2017 Quarterly Review – Second Quarter